UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Advent Claymore Convertible Securities and Income Fund (AVK)

(Name of Issuer)

Auction Market Preferred Shares

(Title of Class of Securities)

00764C208
00764C307
00764C406
00764C505
00764C604
00764C703

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 00764C208; 00764C307; 00764C406; 00764C505; 00764C604; 00764C703

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1024

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1024

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1024

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

9.77%
*Item 13, above, is calculated based on the aggregate amount of 10,480 outstanding auction market preferred shares indicated by the Issuer's N-CSR filing, filed with the U.S. Securities and Exchange Commission on January 7, 2011, dated as of October 31, 2010.

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 1024 shares of Advent Claymore Convertible Securities and Income Fund Auction Market Preferred Shares on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 9.77% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. Being an independent registered investment advisor, the profile of the Advent Claymore Convertible Securities and Income Fund Auction Market Preferred Shares fits the investment guidelines for various Accounts. Shares have been acquired since June 10, 2008.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 1024 shares or 9.77% of the outstanding shares. George W. Karpus presently owns 37 shares. Mr. Karpus purchased 1 share on July 1, 2010 at $17,500 and 36 shares on June 16, 2011 at $23,250. JoAnn Van Degriff presently owns 2 shares. Ms. van Degriff purchased 2 shares on June 16, 2011 at $23,205. Karpus Management Inc presently owns 3 shares. Karpus Management purchased 3 shares on June 16, 2011 at $23,250. Karpus Investment Managemenr Profit Sharing Plan presently owns 5 shares. The Plan purchased 3 shares on March 1, 2011 at $21,250 and 2 shares on June 16, 2011 at $23,250. None of the other principals of KIM presently own shares of Advent Claymore Convertible Securities and Income Fund Auction Market Preferred Shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 5/16/2011 29  $21,500
 6/7/2011 5  $22,000
 6/16/2011 602  $23,250
 6/21/2011 57  $22,000
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Richard W. Coehn has entered into an indemnification agreement with Karpus related to his trustee nomination.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Advent Claymore Convertible Securities and Income Fund Auction Market Preferred Shares for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM submitted a shareholder proposal to the Fund on July 7, 2011 and a trustee nomination letter to the Fund on July 11, 2011. A copy of the shareholder proposal and trustee nomination letter are attached as Exhibits 1 & 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   July 12, 2011

EXHIBIT 1
Shareholder Proposal Submitted to the Fund
Transmitted July 7, 2011

Advent Claymore Convertible Securities and Income Fund           July 7, 2011
c/o Advent Capital Management LLC
1271 Avenue of the Americas, 45th Floor
New York, New York 10020
Attention:  Rodd Baxter, Secretary

 Re: Advent Claymore Convertible Securities and Income Fund ("AVK" or the "Fund")

Mr. Baxter:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") is the beneficial owner of 1 share of auction market preferred stock of ("AVK" or the "Fund") and by this letter is notifying the Fund of its intention to submit the enclosed non 14a-8 shareholder proposal (the "Proposal") for consideration at the Fund's 2011 Annual Meeting anticipated to be held in September 2011 including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the "Meeting"). As the attached indicates, our proposal requests that the Board of Trustees of AVK promptly consider converting the Fund from a closed-end fund format to an open-end fund format.

Also attached is a letter from U. S. Bank N.A., as well as a written statement from the "record" holder of the referenced 1 preferred share, confirming ownership of the AVK preferred share by Karpus. Karpus intends to hold the shares referenced in the enclosed attachments at least through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide that information or cure any deficiency.

Sincerely,

Brett D. Gardner
Sr. Corporate Governance Analyst/Portfolio Manager

SHAREHOLDER PROPOSAL

Submitted by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus")

BE IT RESOLVED, the shareholders request that the Board of Trustees promptly consider converting the Fund from a closed-end fund format to an open-end fund format.

SUPPORTING STATEMENT

It has been over three years since the auctions for preferred shares began broadly failing. Since these failures began, most closed-end fund companies have been proactive in addressing the situation with their Auction Market Preferred Shares (AMPS) and providing liquidity to these shareholders. Indeed, over 85% of taxable AMPS (also referred to as ARPS) have been redeemed to date across all taxable closed-end funds (source: Thomas J. Herzfeld Investors Guide to Closed-End Funds, 5/31/2011). Such funds have used various alternatives, such as bank facilities, Variable Rate Demand Preferred, (VRDPs), Mandatory Redeemable Preferreds (MRPs), and Tender Option Bonds (TOBs), among other creative solutions, to achieve a low cost of leverage while providing liquidity to preferred shareholders.

Our Fund, Advent Claymore Convertible Securities and Income Fund (AVK) has dramatically lagged behind the industry in providing liquidity to its AMPS shareholders and has failed to address the harm caused to these shareholders. The Fund has redeemed only a dismal 6.88% of outstanding AMPS. Further, most of these redemptions occurred over 2.5 years ago and were not likely voluntary, but instead were redeemed in an effort to maintain the required 200% asset coverage. This is unacceptable, and as preferred shareholders, we have little confidence that AVK has any intention of addressing and resolving the situation in the near future.

The Fund has stated in its filings that it will continue to explore other forms of leverage. We have seen no evidence of this, as the Fund continues to hold AMPS holders' capital hostage with no stated plan to provide liquidity. AMPS holders are left to conclude the Fund is either unable or unwilling to act proactively to redeem all outstanding AMPS. In either case, it is time for our Fund to take action and redeem all remaining AMPS at par. Our proposal to convert the Fund from a closed-end format to an open-end format would resolve this issue.

EXHIBIT 2
Cede & Co. Nomination Letter Submitted to the Fund
Transmitted July 11, 2011

DEMAND TO SUBMIT AUCTION MARKET PREFERRED TRUSTEE NOMINEE FOR ELECTION AT THE 2011 ANNUAL MEETING OF SHAREHOLDERS OF
ADVENT CLAYMORE CONVERTIBLE SECURITIES AND INCOME FUND

The Depository Trust Company            Date:July 6, 2011
55 Water Street
New York, New York 10041
Attn: Proxy Department

RE: Advent Claymore Convertible Securities and Income Fund (NYSE: AVK)
 Auction Market Preferred Stock, CUSIP 00764C505
 U.S. Bank N.A. Participant account #2803

Gentlemen:
Please have your nominee, Cede & Co., sign the attached nomination letter, nominating Richard W. Cohen for election as an auction market preferred share trustee of Advent Claymore Convertible Securities and Income Fund (the "Company", "Fund" or "AVK") to be elected by the vote of the Auction Market Preferred Stock, voting separately as a class to elect one trustee, at the annual meeting of shareholders anticipated to be held in September 2011, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the "Annual Meeting"), with respect to 1 share of the above-referenced securities, CUSIP 00764C505, credited to our DTC Participant account on the date hereof.

In addition to acknowledging that this request is subject to the indemnification provided for in DTC Rule 6; the undersigned certifies to DTC and Cede & Co. that the information and facts set forth in the attached Demand are true and correct; including the number of shares credited to our DTC Participant account that are beneficially owned by our customer.

Please Federal Express the signed nomination to:

U.S. Bank N.A.
Institutional Trust Services
EP-MN-WS4E
60 Livingston Avenue, 4th Floor
St. Paul, Minnesota 55107
Attn:  Sheldon D. Solbro, Assistant Vice President

      Very truly yours,
      U.S. BANK N.A.

      BY:
      NAME:
      TITLE:

Medallion Stamp

Enclosure

Cede & Co.
c/o The Depository Trust Company
55 Water Street
New York, New York 10041

            Date:  July 6, 2011

VIA FACSIMILE: (212) 480-9655
& OVERNIGHT MAIL

Advent Claymore Convertible Securities and Income Fund
c/o Advent Capital Management LLC
1271 Avenue of the Americas, 45th Floor
New York, New York 10020
Attention:  Rodd Baxter, Secretary

RE:  Demand with respect to Nominating One Auction Market Preferred Trustee for
 Advent Claymore Convertible Securities and Income Fund (NYSE: AVK),
 Auction Market Preferred Shares, CUSIP 00764C505

Mr. Baxter:
Cede & Co., the nominee of The Depository Trust Company ("Cede & Co."), is a holder of record of shares of auction market preferred stock, $25,000 par value per share (the "Auction Market Preferred Stock" or "AMPS") of Advent Claymore Convertible Securities and Income Fund (the "Company", "Fund" or "AVK"). These shares are registered on the stock transfer books of the Company in the name of Cede & Co. Cede & Co. is informed by its Participant U.S. Bank N.A.(the "Participant"), that on the date hereof, 1 share of the Auction Market Preferred Stock, CUSIP 00764C505, which is credited to the Participant's account, is beneficially owned by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus").

At the request of Participant, on behalf of Karpus, Cede & Co., as holder of record of shares of Auction Market Preferred Stock, is hereby submitting this notice (the "Notice") to the Company in accordance with the requirements of the Company's Bylaws, nominating Richard W. Cohen for election as the trustee of the Company to be elected by the vote of the Auction Market Preferred Stock, voting separately as a class to elect one trustee, at the annual meeting of shareholders anticipated to be held in September 2011, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the "Annual Meeting"). Cede and Co.'s address is: c/o The Depository Trust Company, 55 Water Street, New York, New York 10041-0099. Participant U.S. Bank N.A.'s address is: Institutional Trust Services, EP-MN-WS4E, 60 Livingston Avenue, 4th Floor, St. Paul, Minnesota 55107, Attn: Sheldon D. Solbro, Assistant Vice President. Beneficial owner Karpus' address is: 183 Sully's Trail, Pittsford, New York 14534.

Cede & Co. has been informed by the Participant that Karpus intends, to appear at the 2011 Annual Meeting of the Company's shareholders, in person or by proxy to submit the business specified in this notice. Cede & Co. has further been informed by the Participant that Karpus is seeking at the Annual Meeting to elect the following person as a member of the Board of Trustees of the Company, to be elected by the vote of the Auction Market Preferred Stock, voting separately as a class to elect one trustee at the Annual Meeting, and in that regard Cede & Co. hereby nominates the following person (the "Nominee") as Nominee for election as trustee of the Company at the Annual Meeting:

  Richard W. Cohen; Age: 57; Date of Birth: June 23, 1954; Business Address: c/o Lowey Dannenberg Cohen & Hart, P.C., White Plains Plaza, One North Broadway, White Plains, New York 10601-2310; Residence Address: 1304 Colonial Court, Mamaroneck, New York 10543; Nationality: U.S. Citizen; Share Ownership: 0 common shares, 3 preferred shares; Professional Experience: Presently President of Lowey Dannenberg Cohen & Hart P.C., a law firm which devotes a substantial amount of its practice to representation of investors in public companies. Admitted to practice in New York and Pennsylvania, and the bars of the U.S. Courts of Appeals for the 1st, 2nd, 3rd, 6th and 11th Circuits; and the U.S. District Courts for the Southern and Eastern Districts of New York, the Eastern District of Michigan and the Eastern District of Pennsylvania; Education: Graduate of Georgetown University (A.B. 1977) and the New York University School of Law (J.D. 1980); Directorships/Other: Director, MGT Capital Investments, Inc. (AMEX: MGT) (appointed 2011).

Cede & Co. has been informed by the Participant that Karpus believes the Nominee is an appropriate candidate for election at the Annual Meeting and that certain information relating to the Nominee required by the Bylaws is set forth above. Further, following is a summary of the experience, qualifications, attributes and skills of the Nominee that supports the conclusion that the Nominee should serve as a Trustee to be elected by the AMPS shareholders of AVK.

  Mr. Cohen is currently President of Lowey Dannenberg Cohen & Hart, a law firm that devotes a substantial amount of its practice to representation of investors in public companies. His experience as an attorney for investors in public companies and as a director since early 2011 give him unique insight into the corporate governance issues related to the Fund's auction market preferred shares.
Except as set forth herein to the best of Karpus' knowledge: (i) Karpus does not believe that the Nominee is an "interested person" of AVK as defined in the Investment Company Act of 1940; (ii) it does not believe there is other information with respect to any Nominee that is required to be disclosed in solicitations of proxies; and (iii) it is not aware of any material conflicts of interest that would prevent the Nominee from acting in the best interest of the Fund. The written consent of the Nominee to be nominated and to serve as a trustee of the Company if elected is attached hereto.

Karpus has filed a 13D with the Fund on June 23, 2011 and the information disclosed in that form is hereby incorporated in this Notice. Matters disclosed in any part of this Notice should be deemed disclosed for all purposes of this Notice.

Cede & Co. has been informed by the Participant that the following is a description of all arrangements or understandings between Karpus and the Nominee with respect to the election of such Nominee as a trustee and actions to be proposed or taken by such Nominee if elected as a trustee:

  * Nominee has agreed to be named as a nominee for election as a trustee of the Company at the Annual Meeting (or at any special meeting of the shareholders called for the purpose) and further consents to serve if elected.

  * Nominee has entered into an indemnification agreement with Karpus related to his nomination.

At the request of the Participant, Cede requests that the Company direct any further communications related to this Notice to Karpus.

While Cede & Co. is furnishing this Notice as the stockholder of record of the shares of auction market preferred stock nominating Richard W. Cohen for election as a trustee of the Company at the Annual Meeting, it does so at the request of Participant on behalf of Karpus and only as a nominal party for the true party in interest, Karpus. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Karpus is not denied its rights as the owner of Auction Market Preferred Stock, and Cede & Co. assumes no further responsibility in this matter.

     Sincerely yours,

     Cede & Co.

     BY:____________________________
      Partner________________